# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ryde Group Ltd, CIK 0001971115
CUSIP: G7733R102
Title of class of securities: Class A ordinary share, par value $0.0002 per share
Address of issuer's principal executive offices: DUO TOWER, FRASER STREET, #08-21, Singapore, Singapore (U0), 189352
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0002057345
Persons authorized to receive notices and communications: Octava Fund Limited, c/o Lee Kin Meng, 8 Temasek Boulevard,, #38-01 Suntec Tower Three,, Singapore, Singapore (U0), 038988, 65 6837 0368

## Reporting persons
- Octava Fund Limited (CIK 0002057345): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,030,738; sole dispositive power 0; shared dispositive power 8,030,738; aggregate amount beneficially owned 8,030,738 (30.55% of the class)
  Comment: Note to Row 8, 10, 11: Includes 6,665,513 Class A ordinary shares and 1,365,225 Class B ordinary shares.
  
  Note to Row 13: The percentage calculation is based on 26,289,826 ordinary shares, including 22,747,426 Class A ordinary shares and 3,542,400 Class B ordinary shares, of the Issuer outstanding as of December 31, 2024. It represents 34.93% of the total outstanding voting power of the Issuer. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.
- Octava Offshore Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,030,738; sole dispositive power 0; shared dispositive power 8,030,738; aggregate amount beneficially owned 8,030,738 (30.55% of the class)
  Comment: Note to Row 8, 10, 11: Includes 6,665,513 Class A ordinary shares and 1,365,225 Class B ordinary shares.
  
  Note to Row 13: The percentage calculation is based on 26,289,826 ordinary shares, including 22,747,426 Class A ordinary shares and 3,542,400 Class B ordinary shares, of the Issuer outstanding as of December 31, 2024. It represents 34.93% of the total outstanding voting power of the Issuer. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.
- Octava Management Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,030,738; sole dispositive power 0; shared dispositive power 8,030,738; aggregate amount beneficially owned 8,030,738 (30.55% of the class)
  Comment: Note to Row 8, 10, 11: Includes 6,665,513 Class A ordinary shares and 1,365,225 Class B ordinary shares.
  
  Note to Row 13: The percentage calculation is based on 26,289,826 ordinary shares, including 22,747,426 Class A ordinary shares and 3,542,400 Class B ordinary shares, of the Issuer outstanding as of December 31, 2024. It represents 34.93% of the total outstanding voting power of the Issuer. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.
- Joseph Tey Wei Jin: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,030,738; sole dispositive power 0; shared dispositive power 8,030,738; aggregate amount beneficially owned 8,030,738 (30.55% of the class)
  Comment: Note to Row 8, 10, 11: Includes 6,665,513 Class A ordinary shares and 1,365,225 Class B ordinary shares.
  
  Note to Row 13: The percentage calculation is based on 26,289,826 ordinary shares, including 22,747,426 Class A ordinary shares and 3,542,400 Class B ordinary shares, of the Issuer outstanding as of December 31, 2024. It represents 34.93% of the total outstanding voting power of the Issuer. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.
- Lee Kok Leong: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,030,738; sole dispositive power 0; shared dispositive power 8,030,738; aggregate amount beneficially owned 8,030,738 (30.55% of the class)
  Comment: Note to Row 8, 10, 11: Includes 6,665,513 Class A ordinary shares and 1,365,225 Class B ordinary shares.
  
  Note to Row 13: The percentage calculation is based on 26,289,826 ordinary shares, including 22,747,426 Class A ordinary shares and 3,542,400 Class B ordinary shares, of the Issuer outstanding as of December 31, 2024. It represents 34.93% of the total outstanding voting power of the Issuer. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.
- Pang Sze Khai: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,030,738; sole dispositive power 0; shared dispositive power 8,030,738; aggregate amount beneficially owned 8,030,738 (30.55% of the class)
  Comment: Note to Row 8, 10, 11: Includes 6,665,513 Class A ordinary shares and 1,365,225 Class B ordinary shares.
  
  Note to Row 13: The percentage calculation is based on 26,289,826 ordinary shares, including 22,747,426 Class A ordinary shares and 3,542,400 Class B ordinary shares, of the Issuer outstanding as of December 31, 2024. It represents 34.93% of the total outstanding voting power of the Issuer. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.0002 per share
Name of issuer: Ryde Group Ltd
Address of issuer's principal executive offices: DUO TOWER, FRASER STREET, #08-21, Singapore, Singapore (U0), 189352

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by
(i) Octava Fund Limited ("Octava Fund"), an exempted company incorporated in the Cayman Islands with limited liability, with principal business address at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(ii) Octava Offshore Holdings Limited ("Octava Holding"), an exempted company incorporated in the Cayman Islands with limited liability, with principal business address at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands;
(iii) Octava Management Pte. Ltd ("Octava Management"), a private company limited by shares incorporated in Singapore, with principal business address at 8 Temasek Boulevard, #38-01 Suntec Tower Three, Singapore 038988;
(iv) Joseph Tey Wei Jin ("Joseph"), a citizen of Singapore and Chief Executive Officer at Octava Pte Ltd, with principal business address at 8 Temasek Boulevard, #38-01 Suntec Tower Three, Singapore 038988;
(v) Lee Kok Leong ("Lee"), a citizen of Singapore and Executive Vice President at Octava Pte Ltd, with principal business address at 8 Temasek Boulevard, #38-01 Suntec Tower Three, Singapore 038988; and
(vi) Pang Sze Khai ("Pang"), a citizen of Singapore and President at Octava Pte Ltd, with principal business address at 8 Temasek Boulevard, #38-01 Suntec Tower Three, Singapore 038988
(each, a "Reporting Person" and together, the "Reporting Persons").

Pursuant to a Joint Filing Agreement dated hereof between the Reporting Persons (the "Joint Filing Agreement"), the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Octava Fund, Octava Holding and Octava Management (together "Octava Entities") are principally engaged in investment holding. Octava Fund is 100% owned by Octava Holding, which is owned by Joseph (33.33%), Lee (33.33%) and Pang (33.33%). Octava Fund is under management by Octava Management. Information regarding the directors of Octava Entities attached hereto as Exhibit 99.2. None of Octava Entities has any executive officer.
Residence or business address: The information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 2(b).
Present principal occupation or employment: The information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 2(b).
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: The information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 2(b).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 19, 2025, Octava Fund entered into a share purchase agreement (the "SPA") with DLG Ventures Pte. Ltd. ("DLG"), pursuant to which Octava Fund acquired all of the 8,030,738 ordinary shares (the "Shares"), including 6,665,513 Class A ordinary shares and 1,365,225 Class B ordinary shares, of the Issuer held by DLG on February 28, 2025. DLG is 100% owned by Octava Fund and originally acquired the Shares prior to the Issuer's IPO through direct investments and other corporate arrangements. The share transfer from DLG to Octava Fund was structured as an internal transaction, and no new funds were used. The SPA is attached hereto as Exhibit 99.3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the Shares as described in this Schedule 13D for strategic long-term investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Shares, conditions in the securities markets, and general economic and industry conditions.

DLG, which is 100% owned by Octava Fund and originally acquired the Shares prior to the Issuer's IPO, designated one director on the board of directors of the Issuer before its IPO. This director continues to serve as a representative of Octava Entities after the share transfer. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Shares.

The Reporting Person expects that they will, from time to time, review their investment position in the Issuer and may make additional purchases of the Shares in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 6 below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.

The following disclosure assumes that there were 22,747,426 Class A ordinary shares and 3,542,400 Class B ordinary shares issued and outstanding as of December 31, 2024, based on the information provided by the Issuer.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Act, the following table summarizes the respective deemed beneficial ownership of the shares and the voting power held by each Reporting Peron in the Issuer:

Reporting Persons: Octava Entities, Joseph, Lee, and Pang
Class A ordinary shares: 6,665,513 shares
Class B ordinary shares: 1,365,225 Shares
Beneficial ownership in the registered class: 6,665,513 shares
Percentage of issued share capital of Issuer: 30.54%
Percentage of voting power in the Issuer: 34.93%

Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have shared voting and dispositive power over the Shares reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6. Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement dated February 28, 2025 by and between the Reporting Persons

Exhibit 99.2: List of directors and executive officers of Octava Entities.

Exhibit 99.3: Share Purchase Agreement dated February 28, 2025, entered into between DLG Ventures Pte. Ltd. and Octava Fund Limited.

## Signatures
- Octava Fund Limited: /s/ David Camilleri, David Camilleri/Director (02/28/2025)
- Octava Offshore Holdings Limited: /s/ David Camilleri, David Camilleri/Director (02/28/2025)
- Octava Management Pte. Ltd.: /s/ Tan Ting Yong, Tan Ting Yong/Director (02/28/2025)
- Joseph Tey Wei Jin: /s/ Joseph Tey Wei Jin, Joseph Tey Wei Jin (02/28/2025)
- Lee Kok Leong: /s/ Lee Kok Leong, Lee Kok Leong (02/28/2025)
- Pang Sze Khai: /s/ Pang Sze Khai, Pang Sze Khai (02/28/2025)